SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                        Golden Eagle International, Inc.

                           ------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share

                           ------------------------
                         (Title of Class of Securities)

                                   380961 10 2
                           ------------------------
                                 (CUSIP Number)

                              Mr. Kevin K. Pfeffer
                              c/o Masood Sohaili, Esq.
                              O'Melveny & Myers LLP
                        400 South Hope Street, 15th Floor
                              Los Angeles, CA 90071
                                 (213) 430-6000
                            ------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 22, 2003
                            ------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                                Page 1 of 5 Pages

CUSIP No. 380961 102               Schedule 13D                Page 2 of 5 Pages


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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Kevin K. Pfeffer  SS# ###-##-####

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) [ ]
                                                      (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

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4     SOURCE OF FUNDS

      PF

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                Item 2(d)   [__]
                                                Item 2(e)   [__]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Resident of Florida

                    ------------------------------------------------------------
                    7     SOLE VOTING POWER

                          120,656,277 (includes 104,646,694 shares of Common
                          Stock issuable upon conversion of certain convertible debentures described herein)
     NUMBER OF
     SHARES         ------------------------------------------------------------

                    8     SHARED VOTING POWER

     BENEFICIALLY         0

     OWNED BY
     EACH           ------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER

     REPORTING            120,656,277 (includes 104,646,694 shares of Common
                          Stock issuable upon conversion of certain convertible debentures described herein)

                    ------------------------------------------------------------


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CUSIP No. 380961 102               Schedule 13D                Page 3 of 5 Pages


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      PERSON        10    SHARED DISPOSITIVE POWER

       WITH               0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      120,656,277 (includes 104,646,694 shares of Common Stock issuable upon conversion of certain convertible debentures described herein)

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [    ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      34.1%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN

--------------------------------------------------------------------------------

CUSIP No. 380961 102               Schedule 13D                Page 4 of 5 Pages

     This Amendment No. 1 to Schedule 13D amends, supplements, and, where indicated, restates the statement on Schedule 13D relating to the Common Stock of the Issuer filed by Mr. Pfeffer with the Securities and Exchange Commission on November 1, 2002 (the "Initial Schedule 13D"). Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D.

ITEM 4.     PURPOSE OF TRANSACTION

            Item 4 is hereby amended to add the following:


     On January 22, 2003, Mr. Pfeffer became a member of the Issuer's board of directors.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            Item 5 is hereby amended to add the following:

     Mr. Pfeffer has not effected any transactions in the Common Stock during the past 60 days.

CUSIP No. 380961 102               Schedule 13D                Page 5 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2003

                                    KEVIN K. PFEFFER

                                    /s/ Kevin K. Pfeffer
                                    ---------------------